SEC 1746 (11-02)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                  OMB APPROVAL
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                          SCHEDULE 13D, AMENDMENT NO. 6
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               SEDONA CORPORATION
                              --------------------
                                (NAME OF ISSUER)

                         COMMON STOCK ($.001 PAR VALUE)
                        -------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   805 893 302
                           -------------------------
                                 (CUSIP NUMBER)

DAVID RICHARD VEY, 11822 JUSTICE AVENUE. SUITE B-6. BATON ROUGE LOUISIANA 70816
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                JANUARY 24, 2006



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f)


or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS
        FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



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CUSIP No. 805 893 302


1.    NAME OF REPORTING PERSON: David Richard Vey
      I.R.S. IDENTIFICATION NO.: ###-##-####


2. (a) Reporting person is a member of a group and the membership is expressly affirmed.


3.    SEC USE ONLY:______________________________________________________


4.    SOURCE OF FUNDS: WC, PF


5.    No legal procedures or actions on Reporting Person's behalf.


6.    CITIZENSHIP: United States Citizen


7.    SOLE VOTING POWER: 42,851,179


8.    No Shared Voting Power.


9.    SOLE DISPOSITIVE POWER: 29,851,179


10.   SHARED DISPOSITIVE POWER: 13,000,000


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 42,851,179


12. The aggregate amount beneficially owned includes all shares without exclusion.


13.   Percent of Class Represented by Amount in Row 11:
               32.23% of Authorized (Inclusive of Derivatives)
               24.49% of Shares Outstanding (Non-Derivatives)

14.   TYPE OF REPORTING PERSON: IN (Individual)






                                       2


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ITEM 1.  SECURITY AND ISSUER:

Sedona Corporation, 1003 W. 9th Avenue, 2nd Floor, King of Prussia, Pennsylvania 19406 Common Stock ($.001 par value)



ITEM 2.  IDENTITY AND BACKGROUND:

(a)   David Richard Vey

(b)   Business Address: 11822 Justice Avenue, Suite B-6, Baton Rouge, LA 70816

(c) o President of Vey Development, Inc., 11822 Justice Avenue, Suite B-6, Baton Rouge, Louisiana 70816

      o Partner in Esplanade, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

      o Partner in Oak Harbor Investments, L.L.C., 8064 Summa Avenue, Suite A, Baton Rouge, Louisiana 70809

(d) I have not, within the past five years, nor have I ever, been convicted in a criminal proceeding.

(e) I have not within the past five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   I am a legal United States Citizen



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

All funds are either from personal sources or working capital for these related transactions.



ITEM 4.  PURPOSE OF THE TRANSACTION

PURPOSE OF TRANSACTION: The purpose of this investment is motivated by the opportunity for future profits. The company has developed and markets a CRM software application for small to mid-sized financial institutions. The product can be easily adapted for numerous other markets; as such, opportunities for future growth are attractive.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

  DESCRIPTION                        ISSUER                FILER                 FILER PERCENTAGE
  -----------                        ------                -----                 ----------------
  Shares Outstanding               91,724,334            30,477,524                    33.23%
    (Non-Derivative)
  Shares Authorized               175,000,000            42,851,179                    24.49%
                                                    (Including Derivatives)

  VOTING AND DISPOSITION             VOTING             DISPOSITION              SHARED DISPOSITION
  ----------------------             ------             -----------              ------------------

  David R. Vey                     42,851,179            29,851,179                13,000,000
  Richard T. Hartley                  ---                   ---                    13,000,000


----------------------------------------------------------------------------------------------------
                                             COMMON STOCK
                            (NON-DERIVATIVE) SECURITIES BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------


TRANSACTIONAL HISTORY: (TRANSACTIONAL DOCUMENTATION ATTACHED AS EXHIBIT 1.)

-------------------- ------------------- -------------------- --------------------- ----------------
         DATE                                                     TOTAL SHARES
       PURCHASED       AMOUNT OF SHARES       PRICE PAID             TO-DATE            OWNERSHIP
-------------------- ------------------- -------------------- --------------------- ----------------

-------------------- ------------------- -------------------- --------------------- ----------------

-------------------- ------------------- -------------------- --------------------- ----------------

----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                             COMMON STOCK
                              (DERIVATIVE) SECURITIES BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------
         DATE                                                     TOTAL SHARES
       PURCHASED       AMOUNT OF SHARES       PRICE PAID             TO-DATE            OWNERSHIP
-------------------- ------------------- -------------------- --------------------- ----------------
         01/24/2006              100,000             $0.2100            12,313,655         Direct
-------------------- ------------------- -------------------- --------------------- ----------------
         01/24/2006               35,000             $0.3200            12,348,655         Direct
-------------------- ------------------- -------------------- --------------------- ----------------
         01/24/2006               25,000             $0.4400            12,373,655         Direct
-------------------- ------------------- -------------------- --------------------- ----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Common Stock Purchase Options were granted as an incentive.

ITEM  7. MATERIALS TO BE FILED AS EXHIBITS:

None.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 3, 2006



/s/ David R. Vey
----------------------------------------------------
SIGNATURE

David Richard Vey, President, Vey Development, Inc.
----------------------------------------------------
NAME/TITLE